

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 12, 2008

Mr. Alexander Craven
Vice President, Finance and Treasurer
Fox Petroleum Inc
64 Knightsbridge
London, SW1X 7JF ENGLAND

> **Re:** **Fox Petroleum Inc.**
> **Form 10-KSB for Fiscal Year Ended February 28, 2007**
> **Filed June 13, 2007**
> **Form 10-QSB for Fiscal Quarters Ended May 31, 2007 and**
> **August 31, 2007**
> **Filed June 13, 2007 and October 22, 2007**
> **File No. 0-52721**

Dear Mr. Craven:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Period Ended February 28, 2007

Report of Independent Registered Public Accounting Firm

1.   We note that your independent auditor issued the audit report in Vancouver,
      Canada, while you are a Nevada corporation with headquarters in London, United
      Kingdom and have a presence in the North Sea. Please explain to us why you
      have retained a Canadian auditor as you are incorporated in the US and have your
      principal headquarters in the United Kingdom. Clarify the manner in which your
      independent accountants in Vancouver, Canada audited all your foreign
      operations. As part of your response, please tell us where your management and
      accounting records are located and where the majority of the audit work is
      conducted. We may have further comments.

Form 10-QSB for the Period Ended November 30, 2007

Notes to Financial Statements

Note 2 – Nature and Continuance of Operations, page F-6

2.   You have disclosed you may be unable to continue as a going concern. Since you
      have disclosed that you may be unable to continue as a going concern, you should
      provide a discussion of a viable plan that has the capability of removing the threat
      to the continuation of your business in your disclosure. The plan should enable
      you to remain viable for at least the 12 months following the date of the financial
      statements being reported on. We refer you to the guidance in Financial
      Reporting Codification Section 607.02.

Management Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 10

3.   Your liquidity disclosure should include a discussion of how long you can satisfy
      your cash requirements and whether you will have to raise additional funds in the
      next 12 months. Please refer to Regulation S-B Item 303(a)(1)(i).

Website

4.   We note that your website refers to "recoverable reserves of up to 213 million
      barrels of oil." For Registrants in the oil and gas industry, only those measures of
      reserves set forth in Industry Guide 2, and Section 4-10(a) of Regulation S-X are
      permitted in filings with the SEC. If you continue to make references on your
      web site to reserve measures other than those recognized by the SEC, we ask that
      you provide cautionary language comparable to the following:

"Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site, such as "recoverable reserves", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-125695, available from us at [address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330."

Please indicate where you have included this disclaimer on your website in your response.

5.   We note your website contains disclosure about adjacent or other properties on which your company has no right to explore. It would be helpful for you to include the following cautionary language along with such information:

"This website contains information about adjacent properties on which we have no right to explore. We advise U.S. investors that the United States Securities and Exchange Commission's oil and gas guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that oil and gas deposits on adjacent properties are not indicative of oil and gas deposits on our properties."

Please indicate where you have included this disclaimer on your website in your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief